SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                 (Amendment No.    10   )*



                       MOSHER, INC.
                     (Name of Issuer)


                        COMMON STOCK
              (Title of Class of Securities)


                         61959*103
                      (CUSIP Number)


Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                  Page 1 of   7    Pages
CUSIP No.  61959*103

                            13G
                   Page   2    of   7
Pages



                             1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

AMERICAN GENERAL CORPORATION
IRS #74-0483432


                             2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)

                                                       (b)



                             3
SEC USE ONLY




                             4
CITIZENSHIP OR PLACE OF ORGANIZATION

Texas


                        NUMBER OF

                          SHARES
                             5
SOLE VOTING POWER

0


                        BENEFICIALLY

                         OWNED BY
                             6
SHARED VOTING POWER

0


                           EACH
                        REPORTING
                             7
SOLE DISPOSITIVE POWER

0


                          PERSON
                           WITH
                             8
SHARED DISPOSITIVE POWER

0


                             9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0


                            10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*





                            11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%


                            12
TYPE OF REPORTING PERSON*

HC, CO

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  61959*103
                            13G
                   Page   3    of   7
Pages



                             1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
IRS #62-0306330


                             2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)

                                                       (b)



                             3
SEC USE ONLY




                             4
CITIZENSHIP OR PLACE OF ORGANIZATION

Tennessee


                        NUMBER OF

                          SHARES
                             5
SOLE VOTING POWER

0


                        BENEFICIALLY

                         OWNED BY
                             6
SHARED VOTING POWER

0


                           EACH
                        REPORTING
                             7
SOLE DISPOSITIVE POWER

0


                          PERSON
                           WITH
                             8
SHARED DISPOSITIVE POWER

0


                             9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0


                            10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*





                            11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%


                            12
TYPE OF REPORTING PERSON*

IC, CO

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

EXPLANATORY PARAGRAPH

This Amendment No. 10 to Schedule 13G is being filed to reflect the reduction in ownership of Common Stock of Mosher, Inc. by American General Life and Accident Insurance Company, a wholly owned subsidiary of American General Corporation.

Item 1.
       (a)  Name of Issuer:

            Mosher, Inc. ("Mosher")

       (b)  Address of Issuer's Principal Executive Offices:

            2800 Post Oak Blvd.
            Houston, Texas 77056

Item 2.     (a)  Name of Person Filing:

            AMERICAN GENERAL CORPORATION ("American
            General")
            AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE
            COMPANY ("AGLA")

       (b)  Address of Principal Business Office:

            American General
            2929 Allen Parkway
            Houston, Texas 77019

            AGLA
            American General Center
            Nashville, Tennessee 37250

       (c)  Citizenship:

            American General - Texas
            AGLA - Tennessee

       (d)  Title of Class of Securities:

            Common Stock, $1 Par Value Per Share

       (e)  CUSIP Number:

            61959*103

Item 3.     If this statement is filed pursuant to Rules
            13d-1(b), or 13d-2(b), check whether the person filing is a:

       (a)  ( )  Broker or dealer registered under
                 Section 15 of the Act,

       (b) ( ) Bank as defined in Section 3(a)(6) of the Act,

       (c)  (X)  Insurance Company as defined in Section
                 3(a)(19) of the Act,

       (d)  ( )  Investment Company registered under
                 Section 8 of the Investment Company Act,

       (e)  ( )  Investment Adviser registered under
                 Section 203 of the Investment Advisers
                 Act of 1940,

       (f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security
                 Act of 1974 or Endowment Fund; see
                 Section 240.13d-1(b)(1)(ii)(F),

       (g) (X) Parent Holding Company, in accordance with Section 240.13d-1(b)(1)(ii)(G), or

       (h)  ( )  Group, in accordance with Section
                 240.13d-1(b)(1)(ii)(H)

Item 4.     Ownership.

       (a)  Amount Beneficially Owned:

            Pursuant to an Agreement and Plan of
            Reorganization dated as of May 14, 1997 by and between Mosher and AIM Funds Group, acting on behalf of AIM Municipal Bond Fund
            ("AIM Bond Fund"), substantially all of
            Mosher's assets were transferred to AIM Funds
            Group in exchange for Class A Shares of AIM
            Bond Fund. Such shares were then distributed immediately to shareholders of Mosher. In the transaction, AGLA received 895,254 Class
            A Shares of AIM Bond Fund, having a net asset value of $8.30 per share on July 28, 1997, the date of exchange. As a result of this transaction, American General is no longer the beneficial owner of any shares of Common
            Stock of Mosher.

       (b)  Percent of Class:

            0%

       (c) Number of shares as to which such person has sole or shared voting and disposition power:
            None.

Item 5.     Ownership of Five Percent or Less of a Class.

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

       Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

       Not applicable.

Item 8.     Identification and Classification of Members of the Group.

       Not applicable.

Item 9.     Notice of Dissolution of Group.

       Not applicable.

Item 10.    Certification.

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.




                        Signature.


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           AMERICAN GENERAL CORPORATION,
                           on behalf of American General
                           Corporation and its
                           wholly-owned subsidiary,
                           American General Life and
                           Accident Insurance Company


Date: September 15, 1997   By:  /s/ PETER V. TUTERS

                           Peter V. Tuters
                           Senior Vice President and
                           Chief Investment Officer